Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 19, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS A BRIEFING ON THE TRANSACTION MADE AVAILABLE ON MAY 19, 2005 TO ADMINISTRATORS OF ROYAL DUTCH AND SHELL TRANSPORT

Unification of Shell Transport and Royal Dutch

Briefing pack for share plan administrators

This pack provides information about

(i)	the proposed unification of Shell Transport and Royal Dutch and its impact on you as a share plan administrator of one of the current share plans of the Royal Dutch / Shell Group

(ii)	the actions that are required by the plan administrators to enable a successful roll-over to take place.

Contents

1. Background on the unification

2. Impact of unification on share plans

3. Share types and Exchange ratios

4. Communications to plan participants

5. Data required from administrators re participant communications

6. Timetable of Events

7. Updates to the administration system and websites

8. Actions required by share plan participants

1. Background on the Unification

On 28 October 2004 the Boards of Royal Dutch (RD) and The “Shell” Transport and Trading Company plc (STT) announced their intention to unify under a single parent company (the “Transaction”) which would be known as Royal Dutch Shell plc (RDS). The Transaction is subject to approval at the AGMs on 28 June 2005 and implementation of the proposals is through:

(i)	a public exchange offer by Royal Dutch Shell for the RD ordinary shares (the “Tender Offer”) and

(ii)	(ii) the acquisition of ST&T by Royal Dutch Shell pursuant to a Scheme of Arrangement of ST&T under section 425 of the UK Companies Act 1985 (the “Scheme”).

The conditions that need to be satisfied for the Transaction to be implemented include:

For STT - approval of the Scheme, at a Court meeting, by a majority in number representing not less than 75 per cent in value of those ST&T shareholders present and voting either in person or by proxy; and passing of related resolutions by shareholders of ST&T at an extraordinary general meeting;

For RD - the number of RD ordinary shares irrevocably tendered for acceptance in the Tender Offer represents at least 95 per cent of the outstanding RD ordinary shares or such lesser percentage as RDS may decide in accordance with applicable law; and the passing of a resolution by shareholders of RD approving an implementation agreement relating to the proposals;

For RDS - the admission of RDS’s ordinary shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange, the listing of Royal Dutch Shell’s ordinary shares on Euronext Amsterdam and its ADRs on the New York Stock Exchange; and receipt of any necessary regulatory and other consents, including anti-trust consents from the European Commission and relevant authorities in the United States and elsewhere.

In order for the proposals to be implemented, the conditions in respect of both the Tender Offer and the Scheme must be satisfied.

For additional information on the Transaction, please refer to the Shell Investor centre at http://www.shell.com/home/Framework?siteId=rdsstructure-en.

2. Impact of unification on share plans

If the Transaction is successfully completed, shareholders who tender their RD shares (refer below) will receive RDS Class A shares and STT shareholders will receive RDS Class B shares. For share plans, it is the intention, where possible and subject to local legal requirements, to provide for roll-overs of share plan participants’ existing options or other rights over ordinary shares of RD or STT into equivalent rights over RDS ordinary shares.

Important Note re RD — If shareholders, or trustees of share plans who are the registered owner of RD shares on behalf of plan participants, do not tender their RD shares for conversion, then those shareholders and plan participants will continue to hold RD shares (not RDS) even if the unification goes ahead. The remaining RD shares may then at a later date be subject to a ‘squeeze out’ mechanism that RDS may instigate. This may however mean that for a short period, RD and RDS shares will continue to exist at the same time and that share plan systems may need to accommodate both in the event that the trustee does not tender the shares.

Note that STT shareholders are not required to tender their shares for conversion.

Should the Transaction not be approved, we will notify you accordingly of any action that you will need to take in respect of the share plans.

3. Share types & exchange ratios

If the Transaction goes ahead, the rights of participants to shares and options over RD and STT shares will be exchanged for equivalent rights over RDS shares using the following exchange ratios:

Current	Proposed	Exchange ratio	Ticker	Where listed
Share Type	Share Type		Symbol	& Currency
Royal Dutch €(RD)	Royal Dutch Shell “A”	1:2	RDSA	Amsterdam in Euros (€)
Shell Transport (STT)	Royal Dutch Shell “B”	1:0.287333066	RDSB	London in Sterling (£)
Royal Dutch $(RD$)	Royal Dutch Shell “A” ADR	1:1	RDS.A	New York in US Dollars ($)

•	The STT exchange ratio must be expressed and stored in all databases to 9 decimal places

•	Option prices / grant prices – relevant conversion formulae will be advised in due course

•	The date on which the roll over will need to take place will be advised — likely to be during July 2005.

•	Exchange of STT into RDS B will give rise to fractional options or shares. We will communicate further in due course regarding the handling of fractions per plan

4. Communications to plan participants

We are sending a personalised communication to each plan participant outlining the details of the proposed Transaction and including a statement showing how the exchange ratios will be applied to his / her rights under the particular plan. This communication will include comment on tax implications for the relevant jurisdiction and plan.

The participant will receive a separate communication in respect of each plan in which he / she is a participant.

We will provide a CD or DVD to each plan administrator with soft copies of each of the individual communications. Please advise which format you prefer.

Note that for US plans where there is simply a one for one exchange between existing RD NYSE share and Class A ADR – the statement will not include details of personalised current plan status,

5. Data rom administrators re participant communications

Plan administrators have already been asked to provide data in flat file format for each of the plans (items 2 & 3 in the timetable below). The data that providers have submitted for all participants is set out in the attached data specification.

Each data spec contains information on how data is sorted, to enable distribution of the data to take place.

Data supplied was for all participants with outstanding rights under the particular plans you administer.

We will return a spreadsheet / file to you in due course with additional fields that include the rolled over rights to assist with validation of your own database in due course.

6. Timetable of Events

Item	Date	Event	Action required by
Number			administrators
1	14 April 2005 – 18 April 2005	Sample data from plans in PSRE remit sent to printers to produce ‘mock up’ versions of share plan participant communications

2	19 April 2005	Administrators provide sample of required data (100 records) for review by Shell	Providers need to be able to supply data per attached data specification document in flat file format

3	25 April 2005	Provide full set of required data to enable participant communications to be printed	Providers need to be able to supply data per attached data specification document in flat file format

4	29 April 2005	Shell review data provided and clean up as necessary

5	02 May 2005 – 10 May 2005	Print suppliers prints and collate participant communication packs

7	Mid – Late May 2005	Personalised communication packs are distributed to participants	Certain trustees may need to arrange additional communications to participants where they are shareholders

8	Late June 2005	Provision of briefing and FAQ materials	Shell to provide briefing and FAQ materials for administrators such that they are able to answer queries re impact of restructure on the share plan(s)

8	Late May – Late June 2005	Conversion planning and execution	Providers plan and make required changes to their systems to handle roll-over. This will include converting rights over current share types to rights over the proposed share types

9	28 June 2005	RD & STT AGMs

10	Mid – Late July 2005	Subject to successful completion of Transaction, RD and STT shares / rights exchanged into RDS shares (unless RD shares not tendered by trustee)

11	Mid – Late July 2005	Participants are able to see their entitlements over RDS shares	Providers will have completed conversion of administration and web systems

7. Updates to the administration system and website

Assuming that the Transaction is approved and that it takes place, the provider’s administration system and website through which participants are able to view their options, will need to be updated.

The following functionality will need to be updated on the system:

1.	Name of share types

2.	Amount of the award (converted in line with the exchange ratios that have been provided)

3.	Ticker symbol (share type)

The following aspects remain the same and will not change

1.	Date on which past awards have been made

2.	Terms and conditions of awards

3.	Overall value of past awards

4.	Currency in which awards have been made

8. Actions required by share plan participants

Share plan participants are not required to take any action for the majority of the plans in which they participate.

There are however a couple of exceptions (UK ShareSave, SAESOP [Australia Plan]), where, in accordance with the plan rules, participants must exercise a choice in respect of their rights under the plan. The actions required for these share plans are being discussed separately with the relevant share plan administrators.